[Bingham McCutchen Letterhead]

July 8, 2009

Mark P. Shuman

Branch Chief - Legal

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Acme Packet, Inc.

Registration Statement on Form S-3

Filed May 29, 2009

File No. 333-159613

Dear Mr. Shuman:

On behalf of our client, Acme Packet, Inc., a Delaware corporation (the “Company”), submitted herewith please find ten (10) copies of Amendment No. 1 to the Registration Statement on Form S-3, File No. 333-159613, of the Company (the “Registration Statement”), five (5) of which are marked to show changes to the initial Registration Statement on Form S-3 filed on May 29, 2009.  The Registration Statement has been revised to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated June 18, 2009 (the “Comment Letter”) and to effect updating and other changes.

Set forth below are the responses of the Company to the comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company.  Page numbers in each response refer to page numbers of the Registration Statement as submitted on the date of this letter.

Selling Stockholders, page 20

1.                                      Please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by Globespan Capital Partners IV, L.P. and related entities.

Response:   In response to the Staff’s comment, page 22 of the Registration Statement has been updated to identify the natural persons who exercise sole and shared voting power and dispositive power over the securities offered for resale by Globespan Capital Partners IV, L.P. and related entities.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.  Any questions regarding accounting issues may be addressed directly to Peter Minihane, Chief Financial Officer of the Company, at (781) 328-2490.

Very truly yours,

/s/ Julio E. Vega

Julio E. Vega

cc:                                 Kevin Dougherty, Securities and Exchange Commission

Barbara C. Jacobs, Securities and Exchange Commission

Andrew D. Ory, Acme Packet, Inc.

Peter Minihane, Acme Packet, Inc.

Matthew J. Cushing, Bingham McCutchen LLP

[Acme Packet, Inc. Letterhead]

July 8, 2009

Mark P. Shuman

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Acme Packet, Inc.

Registration Statement on Form S-3

Filed May 29, 2009

File No. 333-159613

Dear Mr. Shuman:

In connection with the response letter dated July 8, 2009 submitted on our behalf, Acme Packet, Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated June 18, 2009, the Company hereby acknowledges that:

•                                          Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss the foregoing at any time, please do not hesitate to contact Julio E. Vega (617-951-8901) or Matthew J. Cushing (617-951-8439) of Bingham McCutchen LLP or the undersigned, the Chief Financial Officer of the Company, at (781) 328-2490.

Very truly yours,

/s/ Peter J. Minihane

Peter J. Minihane

cc:                                 Kevin Dougherty, Securities and Exchange Commission

Barbara C. Jacobs, Securities and Exchange Commission

Andrew D. Ory, Acme Packet, Inc.

Julio E. Vega, Bingham McCutchen LLP

Matthew J. Cushing, Bingham McCutchen LLP